CANADIAN NATURAL RESOURCES LIMITED
ANNOUNCES QUARTERLY DIVIDEND
CALGARY, ALBERTA – NOVEMBER 3, 2022 – FOR IMMEDIATE RELEASE
Canadian Natural Resources Limited announces that its Board of Directors has approved a 13% increase to its quarterly dividend on its common shares to C$0.85 (eighty five cents) per common share. The dividend will be payable on January 5, 2023 to shareholders of record at the close of business on December 16, 2022.
Canadian Natural's growing and sustainable dividend demonstrates the confidence that the Board of Directors has in the sustainability of our business model, the strength of our balance sheet and the Company’s diverse, long life low decline asset base. This increase represents the continuation of the Company’s leading track record of 23 consecutive years of dividend increases, with a compound annual growth rate of approximately 21% over that period of time.
Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore Africa.

CANADIAN NATURAL RESOURCES LIMITED
2100, 855 - 2nd Street S.W. Calgary, Alberta, T2P4J8 Phone: 403-514-7777 Email: ir@cnrl.com www.cnrl.com

TIM S. MCKAY
President
MARK A. STAINTHORPE
Chief Financial Officer and Senior Vice-President, Finance
LANCE J. CASSON
Manager, Investor Relations
Trading Symbol - CNQ
Toronto Stock Exchange
New York Stock Exchange

Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws. Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Refer to our website for complete forward-looking statements www.cnrl.com